NOTICE OF 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the 2008 Annual General Meeting of the shareholders of QUATERRA RESOURCES INC. (hereinafter called the "Company") will be held at Suite 1100, 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5 on

Wednesday, June 18, 2008

at the hour of 10:00 o’clock in the morning (Vancouver time) for the following purposes:

1.	to receive the financial statements of the Company for the fiscal year ended December 31, 2007 and the report of the auditor thereon;

2.	to appoint an auditor for the ensuing year;

3.	to determine the number of directors and to elect directors;

4.	to approve the Company’s 2008 Rolling Incentive Stock Option Plan described in the Information Circular;

5.	to approve the Shareholder Rights Plan described in the Information Circular; and

6.	transact any other business that may properly come before the Meeting and any adjournment thereof.

An Information Circular and a form of Proxy accompany this Notice. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Registered shareholders are entitled to vote at the Meeting in person or by proxy. Registered shareholders who are unable to attend the Meeting, or any adjournment thereof, in person, are requested to read, complete, sign and return the form of Proxy accompanying this Notice in accordance with the instructions set out in the form of Proxy and in the Information Circular accompanying this Notice. Unregistered shareholders who received the form of Proxy accompanying this Notice through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 20th day of May 2008.

BY ORDER OF THE BOARD OF DIRECTORS
OF QUATERRA RESOURCES INC.

“Thomas C. Patton”

Thomas C. Patton
President and Chief Executive Officer

GENERAL PROXY INFORMATION

This Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of the Company for use at the Meeting to be held on June 18, 2008 and at any adjournment(s) or postponement(s) thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted primarily by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by directors, officers and employees of the Company. The costs of the solicitation will be borne by the Company.

The Meeting Materials (as defined below) are being sent to both registered Shareholders and Non-Registered Shareholders (as defined below). If you are a Non-Registered Shareholder, and the Company or CIBC Mellon Trust Company has sent the Meeting Materials directly to you, your name and address and information about your holdings of Shares, have been obtained in accordance with applicable securities regulatory requirements from the relevant Intermediary (as defined below). By choosing to send the Meeting Materials to you directly, the Company (and not such Intermediary) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company. (the “Management Proxyholders”).

A Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Shareholder at the Meeting by inserting the name of that individual in the blank space provided in the form of proxy or by completing another acceptable form of proxy. A proxyholder need not be a Shareholder.

Voting by Proxy

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by properly executed and delivered proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be conducted. If there are no instructions provided in respect of any matters, the named individuals will vote FOR the proposed resolutions.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the proxyholder(s) named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed proxies must be deposited at the office of the Company’s registrar and transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”) at Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, or delivered by facsimile to 604-688-4301, not later than forty eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, or any adjournment thereof.

Non-Registered Holders

Only persons whose name appear on the register of the Company at the close of business on May 9, 2008 as the holders of Shares or their duly appointed proxyholders are permitted to vote at the Meeting. In many cases, however, Shares beneficially owned by a holder (a “Non-Registered Shareholder”) are registered in the name of either: (i) an intermediary (an “Intermediary”) that a Non-Registered Shareholder deals with in respect of the Shares (Intermediaries include, among others, securities dealers or brokers, banks, trust companies, and trustee or administrators of self-administered registered retirement savings plans (RRSP’s), registered retirement income funds (RRIFs), registered education savings plans (RESPs) and similar plans); or (ii) a clearing agency (such as CDS Clearing and Depository Services Inc.) in which the relevant Intermediary is a participant. If you purchased your Shares through a broker, you are likely a Non-Registered Shareholder.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company has distributed copies of meeting materials including Notice of Meeting and this Circular (collectively, the “Meeting Materials”), to the Intermediaries for distribution to Non-Registered Shareholders. The Company will reimburse brokers and other intermediaries for costs incurred by them in mailing Meeting Materials to Non-Registered Shareholders in accordance with the requirements of the Canadian Securities Administrators.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders in order to seek their voting instructions in advance of the Meeting. Shares held by Intermediaries can only be voted in accordance with the instructions of Non-Registered Shareholders. The Intermediaries often have their own voting instruction form and mailing instructions. Generally, Non-Registered Shareholders will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non- Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to CIBC Mellon as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, but which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its designated service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regularly printed proxy form accompanied by a page of instructions which includes a removable label containing a bar code and other information. In this case, in order for the form of proxy to validly constitute a proxy authorization form, the Non- Registered Shareholder must remove the label from the page of instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Shareholder who receives on of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should insert the Non-Registered Shareholder’s name in the appropriate blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary or its service company, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Revocability of Proxies

A proxy given pursuant to this solicitation may be revoked at any time before the Meeting by executing a valid form of revocation and delivering it to the head office of the Company being Suite 1100, 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5, at any time up 5:00 p.m. on the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, or by delivering it to the chair of the Meeting prior to the commencement of the Meeting, or any adjournment(s) or postponement(s) thereof. If you attend the Meeting and vote on a ballot, you will automatically be revoking any valid proxy previously delivered by you. If you attend the Meeting in person you need not revoke your proxy and vote in person unless you wish to do so. A proxy may also be revoked in any other manner permitted by law. Only registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must arrange with adequate prior notice for their respective Intermediaries to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed, to the knowledge of the Company, no director or executive officer since the commencement of the Company’s last completed fiscal year, and no proposed nominee for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any of the matters to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at May 9, 2008, the record date for the Meeting, 87,241,358 Shares were issued and outstanding. Holders of record of Shares at the close of business on May 9, 2008 are entitled to receive notice of and to vote at the Meeting. The holders of Shares entitled to one vote for each Share held. To the knowledge of the directors and executive officers of the Company, as at the record date, May 9, 2008, there are no persons who beneficially owned, directly or indirectly, or controlled or directed voting securities carrying 10% or more of the voting rights attached to all Shares.

A quorum of Shareholders will be present at the Meeting if not less than one Shareholder is present in person or represented by proxy or a duly authorized representative.

MATTERS REQUIRING SHAREHOLDER APPROVAL

1. Election of Directors

Directors are elected at each annual meeting of the Shareholders and hold office until the next annual general meeting or until their successors are otherwise elected or appointed.

The Company has an Audit Committee, and a Corporate Governance Nomination Compensation Committee. Members of these committees are listed below.

The following table sets forth certain information with respect to all persons proposed to be nominated by management of the Company for election as directors. Management of the Company does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

Name and Jurisdiction of Residence	Positions Held with the Company	Principal Occupation, Business or Employment	Previous Service as a Director	Number of Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed(3)
Thomas C. Patton Washington, USA	President and Chief Executive Officer and Director	Geologist	Since 1998	1,299,000
Eugene Spiering British Columbia, Canada	Vice President of Exploration and Director	Geologist	Since 2006	45,000
Lawrence Page, Q.C.(2) British Columbia, Canada	Director	Lawyer	Since 1995	500
Robert Gayton(1) British Columbia, Canada	Director	Chartered Accountant	Since 1997	60,000
Tracy Stevenson(1) Utah, USA	Chairman of the Board, Director	Accountant	Since 2007	Nil
LeRoy Wilkes(1)(2) Colorado, USA	Director	Retired Mining Executive	Since 2006	15,000
John Kerr(1)(2) British Columbia, Canada	Director	Geological Engineer	Since 1993	Nil

(1)	Member of the Audit Committee
(2)	Member of the Corporate Governance, Nomination Compensation Committee
(3)	Shares beneficially owned, controlled or directed, directly or indirectly, as at May 9, 2008, based solely upon information furnished to the Company by the individual directors.

The directors and executive officers as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate of approximately 1,419,500 Shares representing approximately 1.63% of the issued and outstanding Shares.

Unless otherwise instructed, the persons named in the accompanying form of proxy intend to vote FOR the election of the foregoing individuals as directors until the close of the next annual general meeting of the Shareholders or until their successors are otherwise elected or appointed.

Except as otherwise disclosed in this Circular, to the knowledge of the Company, no director:

(a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

	(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer, or

(b)

is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purpose of the paragraphs above, “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

Southern Silver Exploration Corp.

Lawrence Page, Robert Gayton and Thomas Patton, who were directors and/or executive officers of Newcoast Silver Mines Ltd. (now Southern Silver Exploration Corp.) when a Cease Trade Order was issued by the British Columbia Securities Commission on September 30, 2003 and the Alberta Securities Commission on October 23, 2003, for failure to file certain financial information, which Cease Trade Orders were revoked by the British Columbia Securities Commission on October 31, 2003, and by the Alberta Securities Commission on March 25, 2004.

Saturna Beach Estates Ltd.

Lawrence Page, a director and President of Saturna Beach Estates Ltd., a private Company formed under the laws of British Columbia, Canada (“SBEL”) which conducts the business of a vineyard and winery. On August 17, 2004, SBEL obtained an Order from the Supreme Court of British Columbia under the provisions of the Companies’ Creditors Arrangement Act (Canada) that allowed SBEL to continue to run its daily business affairs without creditor action during financial reorganization. At the date hereof, the financial reorganization has been completed and the Order terminated

2. Appointment of Auditors

Smythe Ratcliffe, Chartered Accountants, of Vancouver, British Columbia, are the auditors for the Company. Smythe Ratcliffe were first appointed as auditors of the Company in 1993.

It is proposed to re-appoint Smythe Ratcliffe as auditors of the Company to hold office until the close of the next following annual general meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to, and the terms of engagement of, the auditors.

Unless otherwise instructed, the persons named in the accompanying form of proxy intend to vote FOR the re-appointment of Smythe Ratcliffe as the auditors of the Company to hold office until the close of the next following annual general meeting of the Shareholders and the authority of the directors to fix remuneration to be paid to, and the terms of engagement of, the auditors.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the three most completed financial years in respect of each of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) as at December 31, 2007 and the other three most highly compensated executive officers of the Company as at December 31, 2007 whose individual total salary and bonus for 2007, the Company’s most recently completed financial year, exceeded $150,000, and any individual who would have satisfied these criteria but for the fact that that individual was not serving as such an officer at the end of the most recently completed financial year (collectively, the “Named Executive Officers”).

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Compensation(1) ($)	Securities under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Dr. Thomas Patton President & CEO	2007 2006 2005	150,000 Nil Nil	Nil Nil Nil	16,656 Nil Nil	150,000 150,000 240,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 10,343(2)
Eugene Spiering VP, Exploration	2007 2006	150,000 150,000	Nil Nil	6,163 Nil	150,000 350,000	Nil Nil	Nil Nil	Nil Nil
Scott Hean CFO	2007 2006	39,000 24,825	Nil Nil	Nil Nil	100,000 225,000	Nil Nil	Nil Nil	Nil Nil
B.J. Gordon CFO(3)	2007 2006 2005	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil	N/A N/A 100,000	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil

1.	Medical insurance and benefits
2.	Geological services provided to the Company by Dr. Patton
3.	B.J. Gordon resigned as CFO on February 10, 2006

Long-Term Incentive Plan (“LTIP”) Awards

The Company does not currently have an LTIP.

Options and SARs

Option/SAR Grants During The Most Recently Completed Financial Year

The following table discloses the particulars of the options granted to the Named Executive Officers during 2007, the Company’s most recently completed financial year.

Name	Securities Under Options/SARS Granted (#)	Percent of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options / SARs on the Date of Grant ($/Security)	Expiration Date
Thomas Patton	150,000	6.63	3.33	3.33	July 20, 2012
Eugene Spiering	150,000	6.63	3.33	3.33	July 20, 2012
Scott Hean	100,000	4.42	3.33	3.33	July 20, 2012

Aggregate Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during 2007, the Company’s most recently completed financial year, by each of the Named Executive Officers, the number of unexercised options held by the named Executive Officers at December 31, 2007, the Company’s financial year-end, and the value of unexercised in-the-money options on an aggregate basis at December 31, 2007, the Company’s financial year-end.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/Unexercisable	Value of Unexercised In- the-Money Options/SARs at Financial Year-End ($) Exercisable/Unexercisable
Thomas Patton	Nil	N/A	735,000 / 0	1,477,850 / Nil
Eugene Spiering	Nil	N/A	500,000 / 0	790,000 / Nil
Scott Hean	Nil	N/A	325,000 / 0	423,750 / Nil

Termination of Employment, Change in Responsibilities and Employment Contracts

Except as otherwise disclosed herein, the Company and its subsidiaries have no compensatory plan, contract or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company’s most recently completed financial year or current financial year to compensate such Named Executive Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer, the value of such compensation exceeds $100,000.

In January 2007, Dr. Thomas Patton (“Patton”) entered into an employment agreement (the “Patton Agreement”) with the Company and the Company’s subsidiary, Quaterra Alaska, Inc. (the “Companies”). Under the Patton Agreement, Patton is entitled to (i) receive an annual base salary of $150,000, effective January 1, 2007; and (ii) receive future incentive stock options. The Companies may end the employment of Patton only for breach of the Patton Agreement or for cause. Patton is entitled to two (2) months notice of such discharge. After such notice, the Companies may at their option, discontinue all or any portion of Patton’s duties, but shall continue his salary during the two-month notice period. After the effective date of such discharge, the Companies shall not relieve Patton of his obligations as described in the Patton Agreement, nor prejudice any rights of the Companies. Patton shall have the reciprocal right to give two (2) months’ notice of the termination of the Patton Agreement. In the event that any person or any person and such person’s associates or affiliates, as such terms are defined in the Securities Act (British Columbia), begins a tender or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of control of one or both of the Companies, whether by way of reverse take-over, formal bid, causing the election or appointment of a majority of new directors of one or both of the Companies, or otherwise in any manner whatsoever (herein a “Change of Control”), Patton agrees that he will not voluntarily leave the employ of the Companies and will continue to render services to the Companies commensurate with his position and in the best interests of the shareholders of the Companies until such person has abandoned or terminated efforts to effect a Change of Control of Companies or until such Change of Control of Companies has occurred.

In the preceding paragraph “Change of Control” means a transaction, whether by takeover bid, plan of arrangement, amalgamation, merger, reorganization or other similar transaction, whereby a majority of new directors of one or both of the Companies or the acquisition by any person or by any person and such person’s affiliates or associates, as such terms are defined in the Securities Act (British Columbia), and whether directly or indirectly, of common shares of one or both of the Companies which, when added to all other common shares of that company at the time held by such person and such person’s affiliates and associates, total for the first time twenty (20%) percent or more of the outstanding common shares of that Company.

Following any Change of Control of one or both of the Companies, Patton shall have the right, within thirty (30) days from the effective date of such Change of Control, to terminate the Patton Agreement, other than as described in the preceding paragraphs, whereupon Quaterra Alaska, Inc. shall within ten (10) days from such notice pay to Patton an amount of money equal to one hundred percent (100%) of the compensation which would have been paid to Patton during the unexpired term of the Patton Agreement had Patton not elected to terminate the Patton Agreement.

On January 1, 2006, Eugene Spiering entered into an employment agreement (the “Spiering Agreement”) with the Company, which Spiering Agreement was renewed on January 1, 2007 for one year. Under the Spiering Agreement, Mr. Spiering is entitled to an annual salary of $150,000 and to receive future incentive stock options. The Company may terminate the Spiering Agreement at any time for cause at which time the Company shall pay Mr. Spiering, within ten (10) days of the termination the full amount of compensation owed to him up to the date of termination. If the Company terminates the Spiering Agreement other than for cause, the Company shall provide written working notice to Spiering as follows: (i) if terminated within first three (3) months of employment, one week; (ii) if terminated after the completion of three (3) months employment but prior to completion of twelve (12) months employment, two (2) weeks; (iii) if terminated after the completion of twelve (12) months employment but prior to the completion of five (5) years employment, one (1) month; and (iv) if terminated after the completion of five (5) years of employment, to an additional week of notice for each additional year of employment; and shall pay to Spiering all compensation owed pursuant to the terms of the agreement within ten (1) days of the last effective day of the Spiering Agreement. In lieu of the Company providing Mr. Spiering with written notice, the Company may pay Spiering all compensation owed pursuant to the Spiering Agreement within ten (10) days of the last effective day of the Spiering Agreement; and if terminated a sum equivalent to four (4) weeks of the monthly salary per year of employment or a prorate portion thereof.

REPORT ON EXECUTIVE COMPENSATION

Corporate Governance Nomination Compensation Committee

Responsibility for the determination of the compensation of the Company’s executive officers has been delegated to the Corporate Governance Nomination Compensation Committee (the “CGNCC”). The CGNCC is comprised of LeRoy Wilkes, Lawrence Page, and John Kerr. Both LeRoy Wilkes and John Kerr are independent directors and the Board is satisfied that the composition of the CGNCC is satisfied for the purpose of ensuring an objective process for determining compensation. The CGNCC does not have a formal policy on compensation. However, the members of the CGNCC meet regularly and consider matters of governance and compensation. The CGNCC seeks the advice of third party independent Consultants as may be required in particular circumstances and submits reports to the full Board of Directors on a regular basis.

Stock Option Plan

The Stock Option Plan (the “Plan”) is administered by the President and CFO upon advice from the CGNCC. The Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with the requisite experience and ability, and to reward individuals for both historical and current performance and expected future performance. Stock option grants are considered when reviewing executive officer compensation packages as a whole.

Under the Plan, at any given time, the Company may have aggregate stock options outstanding for the purchase of up to 10% of issued capital. Any increase in the issued and outstanding Shares will result in an increase in the available number of shares issuable under the Plan, and any exercise of outstanding stock options will allow latitude in the Plan for the issuance of new grants. Options may be granted from time to time by the Board of Directors at an exercise price which is the last recorded sale of a board lot of Shares that took place on the TSX Venture Exchange during the trading day immediately preceding the date of granting the option.

The number of Shares reserved for issuance to any one person pursuant to options granted under the Stock Option Plan shall not exceed 5% of the outstanding Shares at the time of granting of the options. If an eligible participant ceases to be engaged by the Company for any reason other than death, such participant, shall have such rights to exercise any option not exercised prior to such termination within a period of 90 calendar days after the date of termination (or such longer period as may be determined by the Board and, if required, the TSX Venture Exchange) provided that if the termination is for cause the right to exercise the option shall terminate on the date of termination unless otherwise determined by the Board.

If a participant dies prior to the expiry of his or her option, his or her legal representatives may, within the lesser of one year from the date of the optionee’s death or the expiry date of the option, exercise that portion of an option granted to the optionee under the Stock Option Plan which remains outstanding. If the expiry date of any option granted under the Stock Option Plan, falls within a blackout period preventing the optionee from exercising such option, the expiry date of such shall be automatically extended, without requirement for any further act or formality, to that date which is the tenth business day after the end of the applicable blackout period, such tenth business day to be considered the expiration of the term of such option for all purposes under the Stock Option Plan. The foregoing blackout expiration term is available only when a blackout period is self-imposed by the company (it will not apply to the Company or its insiders being the subject of a cease trade order) and the blackout expiration term will be available to all eligible participants under the Stock Option Plan, on terms and conditions set out in the Stock Option Plan.

Compensation of Directors

During the most recently completed financial year, the independent directors received the following compensation:

1.	A fee of $375 per board meeting attended
2.	A fee of $750 per board meeting attended by the Chairman; and
3.	In addition to the fees above, an annual fee of $9,000 to each independent director.

The company has no other compensation plan for non-executive directors, other than the Stock Option Plan, pursuant to which cash or non-cash compensation was paid or distributed to directors during 2007, the Company’s most recently completed financial year, or is proposed to be paid or distributed in a subsequent year.

PERFORMANCE GRAPH

The graph below highlights the Company’s performance compared to a composite of the TSX Venture Exchange from December 31, 2002 to April 30, 2008. The line for the Company’s performance represents a factor of greater performance than that experienced by the TSX Venture Composite Index (data provided by the Toronto Stock Exchange).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information as at December 31, 2007, with respect to the Company’s compensation plans under which equity securities were authorized for issuance as at the end of its most recently completed financial year.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	5,559,500	1.99	2,757,200
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,559,500	1.99	2,757,200

The aggregate number of common shares which are currently reserved for issuance under the Stock Option Plan is 8,726,135 (representing 10% of the Company’s outstanding common shares). As at the date of this Circular, 5,158,800 have been issued under the Stock Option Plan (representing 5.91% of the issued Company’s issued Shares).

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer, or any proposed director or any associate of any of them, is or, since the beginning of the last completed financial year of the Company, was indebted to the Company, or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

As provided under the B. C. Corporations Act and the Company’s Articles, the Company indemnifies the directors and officers against certain losses arising from claims against them for their acts, errors or omissions as such. The

Company maintains liability insurance for its directors and officers. The policy provides insurance for directors and officers of the Company in respect of certain losses arising from claims against them for their acts, errors or omissions in their capacity as directors or officers. In the first quarter of 2008, the policy limit for such insurance coverage was increased to $15,000,000 for an annual premium of $122,080. The premium paid by the Company for $5,000,000 coverage during fiscal 2007 ended December 31, 2007 was $27,160.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No insider of the Company, no management proposed nominee for election as a director of the Company and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

MANAGEMENT CONTRACTS

Pursuant to an agreement dated October 1, 2007 between the Company and Manex Resource Corp. (“Manex”), the Company pays Manex $8,000 per month in consideration of Manex providing administrative services to the Company. This agreement replaces a previous agreement whereby the Company paid Manex $10,000 per month for providing administrative services. Manex is located at the same address as the Company at suite 1100, 1199 West Hastings Street, Vancouver, British Columbia. Manex is a private company controlled by Lawrence Page, a director of the Company.

CORPORATE GOVERNANCE DISCLOSURE

The directors believe that sound corporate governance is essential to producing maximum benefits to the Shareholders. Effective June 30, 2005, the Canadian Securities Administrators (“CSA”) adopted National Policy 58-201 – Corporate Governance Guidelines (the “Policy”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Instrument” and together with the Policy, the “CSA Governance Rules”). To comply with these various standards and achieve best practices, the Company has adopted comprehensive corporate governance policies and procedures. In accordance with the CSA Governance Rules, the following is a summary of the governance practices of the Company.

Directors’ Independence

The Corporate Governance Nomination Compensation Committee has reviewed the independence of each director and has determined that four of the seven directors are independent. Pursuant to Multilateral Instrument 52-110 –Audit Committees (“MI 52-110”), an independent director is one who has no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with that director’s independent judgment. The Board has a majority of independent directors who are Messrs. Wilkes, Gayton, Stevenson, and Kerr.

Participation of Directors in Other Reporting Issuers

Certain of the Company’s directors are also directors of other reporting issuers, as set out in the following table:

Name of Director or Proposed Director	Directorship(s) held in other Reporting Issuers
Lawrence Page	Duncastle Gold Corp. Fortune River Resource Corp. Bravo Venture Group Inc.	X-Terra Resources Corporation Southern Silver Exploration Corp. Valterra Resource Corporation
Robert Gayton	Amerigo Resources Ltd. Eastern Platinum Limited Canadian Zinc Corporation Intrinsyc Software International, Inc.	Nevsun Resources Ltd. B2 Gold Corp. Palo Duro Energy Inc. Western Copper Corp.
Thomas Patton	Fortune River Resource Corp.	Southern Silver Exploration Corp.
John Kerr(1)	Pacific Coast Nickel Corp.
Roy Wilkes	Sabina Silver Corporation	Ascendant Copper Corporation
Tracy Stevenson	Vista Gold corp.

(1) As reported on SEDI

Attendance at Board Meetings

The following table contains the attendance record of each director for all Board meetings held since the beginning of the Company’s most recently completed financial year:

Board Meetings
Director	(Attended/Held)

Thomas Patton	6/6
Eugene Spiering	5/6
Lawrence Page	5/6
Robert Gayton	6/6
John Kerr	6/6
Tracy Stevenson(1)	4/6
LeRoy Wilkes	6/6

(1) Mr. Stevenson was elected at the Company’s annual general meeting held on July 17, 2007.

Board Mandate

The Board explicitly acknowledges responsibility for the stewardship of the Company, including responsibility for:

  to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer, (“CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;
  succession planning, including appointing, training, monitoring and, if deemed necessary, firing the CEO;
  adoption of a strategic planning process and approving on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;
  in cooperation with the senior management team, led by the CEO, identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

  assisting the CEO in the appointment, training and monitoring of senior management of the Company;
  adopting a communication policy for the Company;
  the integrity of the Company’s internal control and management information systems; and
  developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

Orientation and Continuing Education

The Company does not provide formal continuing education to its Board members, but does encourage them to communicate with management, auditors and technical consultants. Board members have access to Company policies, corporate governance documents, technical data and financial information 24 hours a day through an internet-based software support system.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) which may be accessed by visiting the Company’s website at www.quaterra.com. The Code addresses honesty and integrity, fair dealing, discrimination and harassment, safety and security, and honest and accurate record keeping. The Code also addresses Ethical Business Conduct for financial managers.

Compensation

The Company has a Corporate Governance Nomination and Compensation Committee (“CGNCC”). The majority of the members of the CGNCC are independent from the Board. The CGNCC reviews and recommends for Board approval, the Company’s officer and director compensation policies and practices. The CGNCC seeks to establish a compensation framework that is industry competitive and results in the creation of shareholder value over the long-term.

Nomination

The Company does not have a stand alone nominating committee, but the CGNCC is responsible, among other things, for recommending candidates for nomination, appointment, election and re-election to the Board and various committees.

Board Committees

The Company has the following committees:

1.

Corporate Governance Nomination Compensation Committee (“CGNCC”). The members of the CGNCC are LeRoy Wilkes, Lawrence Page, and John Kerr. The CGNCC reviews matters relating to corporate governance, including assessing the effectiveness of the Board as a whole; considering the contribution of individual members; considering questions of management succession; considering proposals by the Board to engage outside advisors if necessary; and recommending compensation for the directors and senior management, including the granting of stock options to directors, officers, consultants and employees.

2.

Audit Committee. The members of the Audit Committee are Robert Gayton, LeRoy Wilkes, John Kerr, and Tracy Stevenson, all of whom are independent and financially literate within the meaning of MI 52-110. The Audit Committee is responsible for assisting directors to meet their responsibilities; providing better communication between directors and external auditors; enhancing the independence of the external auditor; increasing the credibility and objectivity of financial reports; and strengthening the role of the directors facilitating in-depth discussions among directors, management and the external auditor. The Audit Committee is responsible for the appointment, compensation, retention and oversight of the external auditor, as well as the pre-approval of all non-audit services provided by the external auditor, and for directing the auditor’s examination into specific areas of the Company’s business. A full version of the Audit Committee Charter can accessed through the Company’s website at www.quaterra.com.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

2008 Incentive Stock Option Plan

At the Meeting, the shareholders will be asked to approve the Company’s proposed 2008 Rolling Incentive Stock Option Plan (the “2008 Plan”).

The purpose of the proposed 2008 Plan is to provide the directors, officers and key employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase shares of the Company and benefit from any appreciation in the value of the Company’s shares. This will provide increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the Company’s shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

The proposed 2008 Plan is a “rolling” plan that provides that the aggregate number of shares reserved for issuance under it, and all of the Company’s other previously established and outstanding stock option plans or grants, is 10% of the Company’s issued common shares at the time of the grant of a stock option under the proposed 2008 Plan.

Under the proposed 2008 Plan, the option exercise price must not be less than the closing price of the Company’s common shares on the TSX Venture Exchange (the “Exchange”) on the day immediately preceding the date of grant, less the applicable discount permitted by the policies of the Exchange. An option granted under the 2008 Plan must be exercised within a period of five years from the date of grant. Within this five-year period, the Board of Directors of the Company may determine the limitation period during which an option may be exercised and, notwithstanding that none may be required by the policies of the Exchange, whether a particular grant will have a minimum vesting period. As a “rolling” plan, any amendment to the proposed 2008 Plan will require the approval of the Exchange and may require shareholder approval.

In accordance with the terms of the proposed 2008 Plan, it is subject to its acceptance for filing by the Exchange and the approval of the Company’s shareholders. Under the policies of the Exchange, if the grants of options under the proposed 2008 Plan to “insiders” of the Company, together with all of the Company’s outstanding stock options, could result at any time in:

a)	the number of shares reserved for issuance pursuant to stock options granted to insiders of the Company exceeding 10% of the issued common shares of the Company; or

b)	the grant to insiders of the Company, within a 12-month period, of a number of options exceeding 10% of the issued common shares of the Company;

such shareholder approval must be “disinterested shareholder approval”, but as the proposed 2008 Plan is restrictive as to these results, disinterest shareholder approval of the proposed 2008 Plan is not required.

The policies of the Exchange and the terms of the proposed 2008 Plan also provide that “disinterested shareholder approval” will be required for any agreement to decrease the exercise price of options previously granted to insiders of the Company but no such agreements are being brought before the Meeting.

The term “disinterested shareholder approval” means approval by a majority of the votes cast at the Meeting other than votes attaching to shares of the Company beneficially owned by insiders of the Company to whom options may be granted under the proposed 2008 Plan and associates of such persons. The term “insiders” is defined in the Securities Act (British Columbia) and generally includes directors and senior officers of the Company and its subsidiaries, the five highest paid employees and holders of greater than 10% of the voting securities of the Company. The term “associates” is defined in the Securities Act (British Columbia).

If shareholder approval of the proposed 2008 Plan or a modified version thereof is not obtained, the Company will not proceed to implement the proposed 2008 Plan nor grant options under it. Even if approved, the directors may determine not to proceed with the proposed 2008 Plan.

The proposed 2008 Plan will be available for inspection at the Meeting. The directors recommend that the shareholders approve the proposed 2008 Plan.

Approval and Authorization of Shareholder Protection Rights Plan (“Rights Plan”)

Purpose of the Rights Plan

The objectives of the Rights Plan are to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any take-over bid or similar proposal to acquire common shares of the Corporation.

Take-over bids may be structured in such a way as to be coercive or discriminatory in effect, or may be initiated at a time when it wall be difficult for the board of directors of the Corporation to prepare an adequate response. Such offers may result in shareholders receiving unequal or unfair treatment, or not realizing the full or maximum value of their investment in the Corporation.

The Rights Plan discourages the making of any such offers by creating the potential of significant dilution to any offeror who does so. This potential is created through the issuance to all Shareholders of contingent rights to acquire additional common shares of the Corporation at a significant discount to then prevailing market prices, which could, in certain circumstances, become exercisable by all Shareholders other than an offeror and its associates, affiliates and joint actors.

An offeror can avoid that potential by making an offer that either: (i) qualifies as a “Permitted Bid” under the Rights Plan, and therefore meets certain specified conditions (including a minimum deposit period of 90 days) which aim to ensure that all Shareholders are treated fairly and equally; or (ii) does not qualify as a “Permitted Bid” but is negotiated with the Corporation and has been exempted by the board of directors from the application of the Rights Plan in light of the opportunity to bargain for agreed terms and conditions to the offer that are believed to be in the best interests of Shareholders.

Under current Canadian securities laws, any party wishing to make a formal take-over bid for the common shares of the Corporation will be required to leave the offer open for acceptance for at least 35 days. To qualify as a “Permitted Bid” under the Rights Plan, however, a take-over bid must remain open for acceptance for not less than 90 days. The board of directors believes that the statutory minimum period of 35 days may be insufficient for the directors to: (i) evaluate a take-over bid (particularly if the consideration consists, wholly or in part, of shares of another issuer); (ii) explore, develop and pursue alternatives transactions that could better maximize shareholder value; and (iii) make reasoned recommendations to the Shareholders. The additional time afforded under a “Permitted Bid” is intended to address theses concerns by providing the board of directors with a greater opportunity to assess the merits of the offer and identify other possible suitors or alternative transactions, any by providing other bidders or proponents of alternative transactions with time to come forward with competing, and potentially superior, proposals.

The Rights Plan is not being proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over bid that is known to the management of the Corporation. The adoption of the Rights Plan is also not intended as a means to prevent a take-over of the Corporation, to secure the continuance of management or the directors in their respective offices, or to deter fair offers for the common shares of the Corporation.

For a summary of the key terms and conditions of the Rights Plan, please see Schedule A to the Information Circular. Shareholders are urged to carefully review the summary in its entirety.

Approval Requirements

Shareholder approval of a Rights Plan is required under the rules and policies of the TSX Venture Exchange and the American Stock Exchange (the “Exchanges”). The Corporation is not currently aware of any Shareholder whose votes will be ineligible to be counted towards the ordinary resolution to approve the Right Plan. The Exchanges may require some amendment to the proposed Rights Plan or may withhold acceptance. The directors may, if deemed advisable by the board, execute and deliver a Shareholder Rights Plan Agreement to be effective on execution, in which case the resolution which the shareholders will be asked to pass will be to ratify the agreement.

The board of directors recommends that you vote FOR the ordinary resolution to approve and adopt the Rights Plan agreement.

Following is the text of the ordinary resolution to be considered by the shareholders at the Meeting:

“BE IT RESOVED, as an ordinary resolution of the holders of common shares of Quaterra Resources Inc. (the “Corporation”), that:

1.

The adoption by the Corporation of the Shareholder Rights Plan (the “Rights Plan”) substantially as described in the Management Proxy Circular of the Corporation is hereby approved, and the Corporation is hereby authorized to enter into an agreement with CIBC Mellon Trust Corporation or such other rights agent as the directors of the Corporation may determine.

2.

The Directors of the Corporation are authorized to execute and deliver an agreement creating the Rights Plan but may revoke this resolution before it is acted upon, without further approval of the shareholders.

The management designees named in the accompanying Instrument of Proxy intend (in the absence of direction to the contrary) to vote FOR the above resolution at the Meeting.

MANAGEMENT IS NOT AWARE OF ANY OTHER MATTER TO COME BEFORE THE MEETING OTHER THAN AS SET FORTH IN THE NOTICE OF MEETING. IF ANY OTHER MATTER PROPERLY COMES BEFORE THE MEETING, IT IS THE INTENTION OF THE MANAGEMENT APPOINTEES TO VOTE THE SHARES REPRESENTED BY THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR ON A POLL IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTER.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found at www.sedar.com. A copy of the Company’s audited annual financial statements can be obtained at www.sedar.com, or without charge, upon request to the
Company at Suite 1100 – 1199 West Hastings Street, Vancouver, B.C. V6E 3T5
Telephone: (604) 681-9059 Fax: (604) 688-4670

BY ORDER OF THE BOARD

(signed) Thomas C. Patton
Thomas C. Patton, President and Chief Executive Officer

SCHEDULE “A”

SUMMARY OF THE RIGHTS PLAN

Please see “Approval of Shareholder Rights Plan” in the management proxy circular to which this Schedule is attached for a discussion of the Rights Plan and the reasons for the board of directors recommending its approval.

Capitalized terms used but no specifically defined in this Schedule shall have the meanings ascribed thereto in the circular.

The following summary of the Rights Plan is qualified in its entirety by reference to the complete text of the Shareholder Rights Plan Agreement to be entered into between the Corporation and CIBC Mellon Trust Company as rights agent or such other rights agent as the directors of the Corporation may determine, in connection with the Rights Plan (if approved by the shareholders). The agreement shall govern in the event of any conflict between the provisions thereof and this summary. The directors may, if deemed advisable by the board, execute and deliver a Shareholder Rights Plan Agreement to be effective on execution, in which case the resolution which the shareholders will be asked to pass will be to ratify the agreement. A shareholder may obtain a draft or, if applicable, executed copy of this agreement by contacting the Secretary at 1100-1199 West Hastings Street Vancouver, British Columbia, V6E 3T5.

Term

If approved at the Meeting, the Rights Plan will be adopted immediately following the Meeting and (subject to earlier termination in accordance with its terms) will remain in effect until termination of the annual meeting of shareholders in 2013 unless the shareholders vote by ordinary resolution at that meeting to extend the term.

Issue of Rights

One right (a “Right”) will be issued by the Corporation in respect of each common share of the Corporation that is outstanding at the close of business on the Record Time. One Right will also be issued for each additional common share (or other voting share of the Corporation) issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the time at which the Rights expire and terminate.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share unless the Rights separate from the underlying shares in connection with which they were issued and become exercisable or are exercised.

The issuance of the Rights will also not change the manner in which shareholders currently trade their common shares, and is not intended to interfere with the Corporation’s ability to undertake equity offerings in the future.

Separation Time / Ability to Exercise Rights

The Rights are not exercisable, and are not separable from the shares in connection with which they were issued, until the “Separation Time”, being the close of business on the date that is 8 trading days after the date a person becomes an Acquiring Person (as defined below) or announces as intention to make a take-over bid that does not qualify as a Permitted Bid (as defined below), or such later time as the board of directors may determine.

Acquiring Person

A person will be considered to be an Acquiring Person for the purposes of the Rights Plan if they, together with their associates, affiliates and joint actors, acquire beneficial ownership (within the meaning of the Rights Plan) over 20 % or more of the outstanding voting shares of the Corporation other than pursuant to a Permitted Bid or another type of transaction that is excepted under the Option Plan.

In general terms, a person will not be considered to be an Acquiring Person for the purposes of the Rights Plan if it becomes the holder of 20% or more of the voting shares by reason of: (i) a reduction of the number of voting shares outstanding; (ii) an acquisition under a Permitted Bid (as defined below); (iii) an acquisition in respect of which the board of directors of the Corporation has waived the application of the Rights Plan; (iv) an acquisition under an dividend or interest reinvestment plan or a stock dividend or similar pro rata event; (v) an acquisition from treasury that does not result in an increase in the person’s proportionate shareholdings; or (vi) the exercise of convertible securities that were themselves received by the person pursuant to such a transaction; provided, however, that any subsequent increase by 1% or more in the person’s shareholdings (other than pursuant to an exempt transaction) will cause the person to be an Acquiring Person for the purposes of the Rights Plan.

Consequences of a Flip-in Event

A “Flip-in Event” refers to any transaction or event pursuant to which a person becomes an Acquiring Person. Following the occurrence of a Flip-in Event as to which the board of directors has not waived the application of the Rights Plan, each Right held by:

(a)

an Acquiring Person (or any of its associates, affiliates or joint actors) on or after the earlier of the Separation Time or the first date of public announcement that an Acquiring Person has become such, shall become null and void; and

(b)	any other shareholder shall entitle the holder thereof to purchase additional common shares from the Corporation at a substantial discount to their prevailing market price at the time.

Permitted Bid Requirements

An offeror may make a take-over bid for the Corporation without becoming an Acquiring Person (and therefore subject to the consequences of a Flip-in Event described above) if it makes a take-over bid (a “Permitted Bid”) that meets certain requirements, including that the bid must be:

(a)	made pursuant to a formal take-over bid circular under applicable securities laws;

(b)	made to all registered holders of voting shares (other than the offeror); and

(c)	subject to irrevocable and unqualified provisions that:

	i.	the bid will remain open for acceptance for at least 90 days from the date of the bid;

	ii.	the bid will be subject to a minimum tender condition of more than 50% of the voting shares held by independent shareholders;

iii.

the bid will be extended for a least 10 business days if more than 50% of the voting shares held by independent shareholders are deposited to the bid (and the offeror shall make a public announcement of that fact); and

	iv.	any shares deposited can be withdrawn until taken up and paid for.

A competing take-over bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date (which may be less than 90 days after such bid is commenced) as the Permitted Bid that is outstanding (subject to the current statutory minimum bid period of 35 days form commencement), will be considered to be a “Permitted Bid” for the purposes of the Rights Plan.

Certificates and Transferability

Before the Separation Time, the Rights will be evidence by a legend imprinted on share certificates issued after the effective date of the Agreement. Although Rights will also be attached to common shares outstanding on the effective date, share certificates issued before the effective date will not (and need not)

bear the legend. Shareholders will not be required to return their certificates to be entitled to the benefits of the Rights Plan.

From and after the Separation Time, Rights will be evidence by separate certificates.

Before the Separation Time, Rights will trade together with, and will not be transferable separately from, the shares in connection with which they were issued. From the after the Separation Time, Rights will be transferable separately from the shares.

Waiver

A potential offeror for the Corporation that does not wish to make a Permitted Bid can nevertheless negotiate with the board of directors to make a formal take-over bid on terms that the board of directors considers fair to all shareholders, in which case the board may waive the application of the Rights Plan. Any waiver of the Rights Plan’s application in respect of a particularly take-over bid will constitute a waiver of the Rights Plan in respect of any other formal take-over bid made while the initial bid is outstanding.

The board of directors may also waive the application of the Rights Plan in respect of a particular Flip-in event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding voting shares of the Corporation within 14 days or such other date as the board of directors may determine.

With shareholder approval, the board of directors may waive the application of the Rights Plan to any other Flip-in Event prior to its occurrence.

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid (including a competing Permitted Bid) or any other take-over bid in respect of which the board of directors has waived the Rights Plan’s application.

With requisite approval, the board of directors may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all of the then outstanding Rights at a nominal redemption price of $0.00001 per right.

Directors’ Duties

The adoption of the Rights Plan will not in any way lessen or affect the duty of the board of directors to act honestly and in good faith with a view to the best interests of the Corporation. In the event of a take-over bid or any other such proposal, the board of directors will still have the duty to take such actions and make such recommendations to shareholders as a reconsidered appropriate.

Amendments

The Corporation may, prior to the Meeting, amend the Agreement without shareholder approval. If the Rights Plan is approved at the Meeting, amendments will thereafter be subject to shareholder approval, unless to correct any clerical or typographical error or (subject to confirmation at the next meeting of shareholders) make amendments that are necessary to maintain the Rights Plan’s validity as a result of changes in applicable legislation, rules or regulations.

After adoption, any amendments will also be subject to any requisite approval of any stock exchange on which the shares of the Corporation are then trading.